Liquid Media Announces Letter of Intent to Acquire Digital Cinema United

Vancouver, BC – August 04, 2021 – Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) today announced the signing of a letter of intent (the “LOI”) to acquire Digital Cinema United Holding Ltd. (“DCU”), which provides content supply chain technology and services supporting independent intellectual property (IP) owners, producers, sales agents, alternative content distributors, downstream media platforms and studios. Under the terms of the LOI, Liquid would acquire DCU for up to 3,750,000 shares, and DCU must achieve revenues totalling over US$15M to trigger two of the three equal tranches. Additional cash will be invested in DCU’s ongoing operations, beginning with immediate availability of a secured bridge loan in the amount of $1.15M, to be applied towards working capital and growth of its business.

Supporting the big picture from content source file creation to distribution, DCU’s supply chain offers a full suite of primary asset creation services to present video, audio and data stream files with pristine clarity.  DCU creates localized deliverables to assure international delivery, provides best practice hybrid solutions for content fulfillment across 40+ countries, and offers theatrical and downstream services under one roof with deliveries to the majority of the world’s digital platform providers.

“We are excited to add DCU as an integral component of our four-stage business solutions engine, bringing vital, next-generation technology that puts independent IP creators of all sizes and types on an even playing field with major studios across production services, international servicing, as well as theatrical and digital distribution,” said Ron Thomson, CEO of Liquid Media.

“DCU is delighted to join the Liquid Media ecosystem. Liquid’s vision is in line with our ambitions and having a multi suite of tools and services that provide innovative solutions for the future of content distribution is exactly what  our industry needs,” said Alan Christensen, CEO for Digital Cinema United. “DCU provides an incredibly scalable architecture that is highly utilized and well integrated across multiple levels of the supply chain. We look forward to channelling into more areas of content flow and bringing added value to our customers and exhibition partners.”

End-to-End Excellence for Supply Chain Services

In production services, DCU works with IP owners and producers to create the primary content source files that act as the fundamental backbone for the global deliverables of distribution.

The next stage in the technology supply chain covers global servicing, as DCU collaborates with international sales agents to ensure delivery schedules comply with distributor expectations before starting the process of asset creation for delivery. DCU provides Digital Cinema Package (DCP) versioning with full localization, home video materials, broadcast deliverables, and all digital distribution files complying with up-to-date specification sheets for all different content platforms. The DCP file format is the name given to the collection of digital files sent to a cinema or streaming platform.

DCU distribution leverages a trusted global network featuring eDelivery to handle distribution across 40+ countries in North America, Latin America, Australia, New Zealand, Europe, the Middle East and Africa. This link in the supply chain enables studios, mini-majors and majors, to consolidate distribution across various territories via a widespread network while simultaneously bringing local DCP service solutions to independent distributors from within each territory.

The final piece of DCU’s content supply chain is comprised of digital and downstream distribution services. DCU’s home entertainment division has authored, encoded, and delivered thousands of DVD, Blu-ray, and VOD titles for clients to major retail chains as well as iTunes, Amazon, Google Play, Hulu, and many other digital platforms.

Added Thomson, “We couldn’t be more proud of the cross-platform capabilities we are building out across intelligence and analytics, financing, technology, and monetization, so that IP owners working with Liquid have a professional, reliably managed solution to drive sustainable growth. DCU will play a vital role in technology services and we are delighted to be welcoming them into the Liquid business family.”

Final terms of the acquisition will be negotiated and memorialized in binding and definitive documentation to be entered into at or prior to closing. Completion of the acquisition is subject to customary due diligence, documentation provisions and any necessary share issuance requirements and approvals.

About DCU

Digital Cinema United (DCU) is a global provider of technical content services for theatrical, home entertainment, and digital distribution platforms, with operations in Los Angeles, London, Malta, Prague and South Africa. DCU supports the distribution of content for Hollywood majors, independent studios, event cinema distributors, and renowned producers and content owners worldwide through DCP Production and DCP Delivery services of feature films and movie trailers to all cinemas in North America, Europe, Middle East, Africa, Australia and New Zealand. DCU also provides International Servicing with Localization worldwide and direct delivery to Video-On-Demand (VOD) streaming platforms. DCU operates TPN (Trusted Partner Network) certified facilities across all of its regions.

Additional information is available at https://digitalcinemaunited.com/.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. Such forward looking statements include, but are not limited to, that the Company will be able to consummate the acquisition of Digital Cinema United (DCU), and that DCU will continue to increase its revenues.  These statements should not be read as guarantees of future performance or results. Further, such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.